SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 42)

                      Chiquita Brands International, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                   170032809
                              -------------------
                                 (CUSIP Number)

                                James C. Kennedy
              Vice President, Deputy General Counsel and Secretary
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   See Item 4
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 22 Pages

CUSIP NO. 170032809          13D             Page 2 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          171,134 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          3,023,518 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,023,518 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% (See Item 5)

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 170032809          13D             Page 3 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5,   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           141,368 (See Item 5)

8    SHARED VOTING POWER
           171,134 (See Item 5)

9    SOLE DISPOSITIVE POWER
           1,192,106 (See Item 5)

10   SHARED DISPOSITIVE POWER
           3,023,518 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           4,215,624 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.8% (See Item 5)

14   TYPE OF REPORTING PERSON*
           IN

CUSIP NO. 170032809          13D             Page 4 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          171,134 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          3,023,518 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,023,518 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032809          13D             Page 5 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          171,134 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          3,023,518 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,023,518 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032809          13D             Page 6 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          171,134 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          3,023,518 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,023,518 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

This Amendment No. 42 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith
E. Lindner (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended November 16, 2001, relative to the common stock par value $.01 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

         The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

         As of February 28, 2002, the Lindner Family beneficially owned approximately 43.5% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 4.  Purpose of the Transaction.

         On March 19, 2002, Chiquita announced that it has emerged from its Pre-Arranged Chapter 11 restructuring and the Company Plan for Reorganization went into effect. Under the Plan, the Company is issuing 40 million shares of new Common Stock, 13.3 million warrants for the purchase of new Common Stock, and $250 million of new 10.56% Senior Notes, all of which began trading on the New York Stock Exchange, March 20, 2002. These new securities replace all prior public debt and equity securities issued by the Company. Please see Chiquita's Press Release attached hereto as Exhibit 3.

         Chiquita's Board of Directors includes Carl H. Lindner. The remaining directors are unaffiliated with AFG.

         The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time the Reporting Persons may acquire additional Chiquita equity securities or dispose of some or all of the Chiquita equity securities which they beneficially own.

         Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of March 20, 2002, the Reporting Persons beneficially owned 4,215,624 shares (or approximately 9.8% of the outstanding shares) of Chiquita Common Stock as follows:

 Holder      Number of Shares   Number of Warrants (a)   Total Common &
                                                         Warrants Held
 ------          ---------           ---------          --------------
 CHL           941,368 (b)           250,738              1,192,106
 ACC             7,132               118,868                126,000
 GFID              207                 3,454                  3,661
 AEIC              540                 9,000                  9,540
 AESLIC          6,842               114,047                120,889
 GSPR              521                 8,693                  9,214
 GPRO              265                 4,426                  4,691
 GAAL              175                 2,929                  3,104
 GAAS              182                 3,039                  3,221
 GAES              454                 7,572                  8,026
 GAFRI          19,061               317,683                336,744
 GAI           122,924             2,048,741              2,171,665
 GANY              293                 4,899                  5,192
 INFIN           2,852                47,547                 50,399
 MCC             4,020                67,012                 71,032
 OSC               417                 6,961                  7,378
 TICO              129                 2,166                  2,295
 TRANS             841                14,027                 14,868
 WIC             4,279                71,320                 75,599
            ----------           -----------              ---------
 TOTALS      1,112,502             3,103,122              4,215,624


(a)      The Warrants are exercisable at any time at $19.23 per share of Common
          Stock.
(b)      Includes 800,000 shares issuable under a Stock Unit Agreement.

ACC = Atlanta Casualty Company (b) GFID = Great American Fidelity Insurance Company (a) AEIC = American Empire Insurance Company (a) AESLIC = American Empire Surplus Lines Insurance Company (a) GSPR = Great American Spirit Insurance Company (a) GPRO = Great American Protection Insurance Company (a)

GAAL      =   Great American Alliance Insurance Company (a)
GAAS      =   Great American Assurance Company (a)
GAES      =   Great American E&S Insurance Company (a)
GANY      =   Great American Insurance Company of New York (a)
GAFRI     =   Great American Financial Resources, Inc. (c)
GAI       =   Great American Insurance Company ("GAI") (b)
INFIN     =   Infinity Insurance Company (b)
MCC       =   Mid-Continent Casualty Company (a)
OSC       =   Oklahoma Surety Company (a)
TICO      =   TICO Insurance Company (b)
TRANS     =   Transport Insurance Company (a)
WIC       =   Windsor Insurance Company (b)

(a)      100% owned subsidiaries of GAI
(b)      100% owned subsidiary of AFC
(c)      83% owned subsidiary of AFC

         Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common Stock held by such company.

         At March 20, 2002, certain officers and directors of AFG and AFC beneficially owned shares of Chiquita Common Stock.

    Holder                     Number of Shares          Number of Warrants

    Fred J. Runk                    879                      14,661
    Thomas E. Mischell              213                       3,566
    Theodore H. Emmerich              7                         118

         As of March 20, 2002, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.

         Please see Item 6, incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Stock Unit Agreement between Carl H. Lindner and Chiquita provides for the issuance of 800,000 shares of Chiquita Common Stock. Please see the Stock Unit Agreement attached hereto as Exhibit 4.

Item 7.  Material to be filed as Exhibits.

         (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

         (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

         (3)      Press Release

         (4)      Stock Unit Agreement

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  March 21, 2002                AMERICAN FINANCIAL GROUP, INC.

                                      By: Karl J. Grafe
                                      ----------------------------------------
                                       Karl J. Grafe, Assistant General
                                       Counsel and Assistant Secretary

                                      AMERICAN FINANCIAL CORPORATION

                                      By: Karl J. Grafe
                                      ----------------------------------------
                                        Karl J. Grafe, Assistant General
                                        Counsel and Assistant Secretary


                                        Karl J. Grafe
                                     ----------------------------------------
                                        Karl J. Grafe, As
                                        Attorney-in-Fact for:
                                          Carl H. Lindner
                                          Carl H. Lindner III
                                          S. Craig Lindner
                                          Keith E. Lindner

Exhibit 1
                                    AGREEMENT

         This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

         WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

         WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

         WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

         NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                    AMERICAN PREMIER GROUP, INC.
                                    AMERICAN FINANCIAL CORPORATION
                                    By: /s/ James E. Evans
                                       -----------------------------
                                         James E. Evans
                                         Vice President & General Counsel

                                    /s/ Carl H. Lindner
                                    ---------------------------------
                                        Carl H. Lindner

                                    /s/ Carl H. Lindner III
                                    ---------------------------------
                                        Carl H. Lindner III

                                    /s/ S. Craig Lindner
                                    ---------------------------------
                                        S. Craig Lindner

                                    /s/ Keith E. Lindner
                                    ---------------------------------
                                        Keith E. Lindner

Exhibit 2

                                POWER OF ATTORNEY
                                -----------------




         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner
                                    -----------------------------------
                                            Carl H. Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner III
                                    -----------------------------------------
                                            Carl H. Lindner III

                                POWER OF ATTORNEY
                                -----------------




         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     S. Craig Lindner
                                    -----------------------------------------
                                            S. Craig Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Keith E. Lindner
                                    -----------------------------------------
                                            Keith E. Lindner

Exhibit 3

News Release

Chiquita Emerges From Pre-Arranged Chapter 11 With Solid Financial Structure

CINCINNATI, OHIO, March 19, 2002- Chiquita Brands International, Inc. announced today that it has emerged from its Pre-Arranged Chapter 11 restructuring as a healthy company with a solid financial structure. Today, the Company's Plan of Reorganization went into effect, only 111 days after its filing. The Plan had received overwhelming approval from all classes of the Company's security holders and had been confirmed by the Court on March 8.

Under the Plan, the Company is issuing 40 million shares of new common stock,
13.3 million warrants for the purchase of new common stock, and $250 million of new 10.56% Senior Notes, all of which will begin trading on the New York Stock Exchange tomorrow, March 20. As stipulated in the Plan, Chiquita's new securities replace all prior public debt and equity securities issued by the Company. The Plan put into effect today has reduced the Company's debt and accrued interest by more than $700 million and its annual interest expense by about $60 million. Chiquita's other creditors and its assets, strategy and ongoing operations have been unaffected by the Chapter 11 process.

Holders of Chiquita's old senior notes and preferred stock will receive their new Chiquita securities shortly. Holders of Chiquita's old subordinated debentures and common stock will need to submit their old certificates with a letter of transmittal in order to receive their new securities. The Company will begin sending letter of transmittal forms to these holders tomorrow.

Further information about the terms of the Pre-Arranged Chapter 11 Plan of Reorganization can be found on the Company's website at www.chiquita.com or at www.bmccorp.net.

Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.

This press release contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, including the continued maintenance of the reforms agreed to by the U.S. and EU regarding the EU's banana import regime, the continuing availability of sufficient borrowing capacity or other financing to fund operations, capital spending and working capital requirements, the prices at which Chiquita can sell its products, the availability of and costs at which it can purchase or grow fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, actions of governmental bodies, and other market and competitive conditions, many of which are beyond the control of Chiquita. The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.



FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeff Zalla,
Vice President, Corporate Communications
(513) 784-8183, or

William T. Sandstrom,
Director of Investor Relations
(513) 784-6366

                              STOCK UNIT AGREEMENT

         THIS AGREEMENT, entered into as of February 13, 2002 (the "Agreement Date"), by and between Carl H. Lindner (the "Participant") and Chiquita Brands International, Inc. (the "Company");

                                WITNESSETH THAT:
                                ---------------

         WHEREAS, the Company maintains the Chiquita Brands International, Inc. Stock Unit Plan for the benefit of the Participant;

         WHEREAS, consistent with the "Preliminary Outline of Principal Terms of Chapter 11 Plan of Reorganization (the "Plan of Reorganization") attached as Exhibit A to Form 8-K of Chiquita Brands International, Inc." filed November 12, 2001, the Company is to enter into a stock unit agreement with the Participant pursuant to the terms of such Plan; and

         WHEREAS, the Company and the Participant agree that this Agreement fulfills the Company's obligation with respect to such grant, and the delivery of shares of Stock (as defined in paragraph 10);

         NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, as follows:

1. Award. Subject to the terms of this Agreement, upon consummation of the Plan of Reorganization, the Participant shall be granted the right to receive 800,000 shares of Stock (the "Stock Units"). The Participant's right to the grant of Stock Units under this Agreement shall be contingent on the consummation of the Plan of Reorganization, and no benefits shall be provided to the Participant under this Agreement absent the consummation of the Plan of Reorganization.

2. Account. As of the Consummation Date (as defined in paragraph 10), the Company shall establish a bookkeeping account in the name of the Participant (the Participant's "Account") which shall be credited with 800,000 Stock Units as of that date. Each Stock Unit will represent the Participant's right to receive one share of Stock. The Account will be increased to reflect dividends payable with respect to Stock during the period between the Consummation Date and the Delivery Date (as defined in paragraph 3), with the Account to be increased by the number of Stock Units equal to the number of shares of Stock which could be purchased with the dividends (assuming each Stock Unit was a share of Stock), based on the Average Price (as defined in paragraph 10, but substituting "ex-dividend date" for the term "Consummation Date") of such Stock. In addition, during the period between the Consummation Date and the Delivery Date, the Account shall be adjusted to reflect stock splits, stock dividends, and other similar transactions to the same extent as such adjustment would apply if each Stock Unit constituted a share of Stock at the time of such transaction.

3. Delivery Date. On the Delivery Date, the Company will deliver to the Participant the number of shares of Stock equal to the number of Stock Units credited to his Account on the Delivery Date free of all restrictions, and the Account will terminate. Subject to the following, the "Delivery Date" will be the one-year anniversary of the Consummation Date. However, the Participant may elect, as to all shares of Stock to be delivered under this Agreement, to defer the Delivery Date for six months thereafter by written notice to the Company no less than 90 days prior to the otherwise scheduled Delivery Date. The Participant may exercise this deferral election one additional time as to all shares of Stock to be delivered under this Agreement with similar 90 day notice prior to the last extended date. However, if any of the following events occurs prior to the date that would otherwise be the "Delivery Date" in accordance with the foregoing, the Delivery Date will be automatically accelerated, without further action on the part of the Participant, to the first to occur of the following:

(i) The first date as of which the average closing price per share of Stock over any five consecutive trading days is 25% or more below the Average Price (as defined in paragraph 10).

(ii) The first date as of which the previous day's closing price per share of Stock is 40% or more below the Average Price.

(iii) The first date as of which the Participant's membership on the Board of Directors terminates for any reason.

(iv) The date immediately prior to the date of a Change in Control (as defined in paragraph 10), or, if earlier, the date immediately prior to the date of a merger or combination of the Company with another entity.

In no event, however, will the Delivery Date occur prior to the Consummation
Date.

4. Participant's Rights to Shares. Prior to the Delivery Date, (a) the Stock Units will constitute an unfunded, unsecured promise by the Company to deliver the shares of Stock in accordance with the Agreement, (b) the Participant shall not be treated as owner of the shares, and (c) the Participant shall be not permitted to vote the Stock Units.

5. Registration. Subject to the following provisions of this paragraph 5, but notwithstanding any other provision of this Agreement, the Company shall have no liability to deliver any shares of Stock under this Agreement or make any other distribution of benefits under this Agreement unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity. The Participant will have the right to request registration, at the Company's expense, under the Securities Act of 1933 of the shares of Stock delivered to him on the Delivery Date; provided that the Company shall not be obligated to keep such registration in effect for more than 90 days. The Company will file a registration statement as soon as practicable after receiving a request from the Participant; provided that the Company shall not be required to make such a filing prior to the Delivery Date and that the Company shall have the right to postpone such filing and/or the effectiveness of the filing if, in the Company's judgment, it would be in the best interests of the Company to do so. If the Company chooses to postpone such filing it will notify the Participant in writing of the postponement and of the reason for the postponement.

6. Withholding. At the time of grant of the Stock Units, the Participant will be responsible for payment of Social Security withholding taxes, if any are due from the Participant. At the Delivery Date, the Participant will be responsible for payment of income and other tax withholding then due by reason of the distribution. The obligation to pay the withholding amounts at the Delivery Date may be satisfied by any of the following methods, as elected in advance by the
Participant:

(a)      A check from the Participant payable to the Company.

(b) A loan from the Company, with the loan to (I) bear interest at the AFR Rate which shall be payable quarterly in arrears on the last day of each calendar quarter during which such loan is outstanding, (ii) provide that the principal balance shall be due at maturity, (iii) mature on the third anniversary of the date of inception of the loan,
         (iv) be a personal obligation of the Participant, and (v) be secured by shares of Stock delivered under this Agreement which, as of the Delivery Date, have a value equal to the principal amount of the loan. "AFR Rate" means the minimum applicable federal rate in effect on the date of inception of the loan necessary to avoid the imputation of income and gift for federal income tax purposes.

7. Limit on Alienation. Except as otherwise provided in this paragraph 7, the Stock Units are not transferable other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Participant, with the approval of the Committee (as defined in paragraph 10), may transfer the rights as to the Stock Units for no consideration to or for the benefit of the Participant's Immediate Family (as defined in paragraph 10), including, without limitation, to a trust for the benefit of the Participant's Immediate Family or to a partnership or limited liability company for one or more members of the Participant's Immediate Family, subject to such limits as the Committee may establish, and the transferee shall remain subject to all the terms and conditions applicable to this Agreement and the Stock Units prior to such transfer. The foregoing right to transfer the Stock Units shall apply to the right to consent to amendments to the Agreement.

8. Heirs. Subject to the terms of this Agreement, any benefits payable to the Participant under this Agreement that are not paid at the time of the Participant's death shall be paid at the time and in the form determined in accordance with the provisions of this Agreement, to the beneficiary designated by the Participant in writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased Participant fails to designate a beneficiary, or if the designated beneficiary of the deceased Participant dies before the Participant or before complete payment of the benefits distributable under this Agreement, the Committee shall direct that amounts to be paid under this Agreement be paid to the legal representative or representatives of the estate of the last to die of the Participant and his beneficiary.

9. Not Employment Agreement. This Agreement does not constitute a contract of employment, and does not give the Participant the right to be retained in the employ of the Company or its subsidiaries or to continue to provide services to the Company or its subsidiaries, nor any right or claim to any benefit under this Agreement, unless such right or claim has specifically accrued under the terms of this Agreement.

10. Definitions. In addition to the other definitions contained in this Agreement, the following definitions shall apply:
                                    -----------

(a) The "Average Price" shall be the mean between the high and the low sales prices of Stock on the Consummation Date on the New York Stock Exchange Composite Tape (or the principal market in which shares of Stock are traded, if such shares are not listed on that Exchange on such date), or if such shares were not traded on such date, the mean between the high and the low sales prices of the shares of Stock on the next succeeding trading day during which they were traded.

(b)      The term "Board" means the Board of Directors of the Company.

(c) A "Change in Control" shall be deemed to occur on the date (after the Consummation Date) on which occurs either of the following: (i) any person becoming the beneficial owner, directly or indirectly, of securities representing 25% or more of the combined voting power the Company's outstanding securities, or (ii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, or there is consummated a sale of all or substantially all of the assets of the Company or a similar transaction, and in any such case the voting securities of the Company outstanding immediately prior to such transaction do not represent at least 50% of the combined voting power of the securities of the Company or the surviving or acquiring entity, or any parent thereof, outstanding immediately after such transaction.

(d)      The "Committee" shall be the Compensation Committee of the Board.

(e) The "Consummation Date" shall be the date of consummation of the Plan of Reorganization.

(f) The term "Immediate Family" means the Participant's spouse, parents, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren (and, for this purpose, shall also include the Participant).

(g)      The term "Stock" means shares of common stock of the Company.

11. Administration. The Committee will have the authority and discretion to administer and interpret this Agreement, and to make all other determinations that may be necessary or advisable for the administration of this Agreement. Any interpretation of this Agreement by the Committee and any decision made by the Committee with respect to this Agreement is final and binding on all persons.

12. Amendment. This Agreement may be amended by written Agreement of the Participant and the Company, without the consent of any other person.

         IN WITNESS WHEREOF, the Participant has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Agreement Date.

                                   Participant
                                   /s/ Carl H. Lindner

                                   Chiquita Brands International, Inc.
                                   By: /s/Steven G. Warshaw
                                   Its: President and CEO